SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                          UNITED INVESTORS REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910741107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              David Glatstein, President & Chief Executive Officer
                         c/o Southwest Securities, Inc.
                                Renaissance Tower
                              1201 Elm, Suite 3500
                              Dallas, TX 75270-2180
                                 (214) 658-1055
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 9 Pages)

CUSIP NO. 91741107                SCHEDULE 13D                 Page 2 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Southwest Securities, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        477,175
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               477,175
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      477,175
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 91741107                SCHEDULE 13D                 Page 3 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fiduciary Financial Services of the Southwest, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        119,454
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            - 0 -
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               119,454
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,454
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 91741107                SCHEDULE 13D                 Page 4 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      EQSF Advisers, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        107,700
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               107,700
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      107,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 91741107                SCHEDULE 13D                 Page 5 of 9 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      M.J. Whitman Advisers, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        17,900
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               17,900
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

** less than 1%

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 91741107                   13D                       Page 6 of 9 Pages


      This Statement constitutes Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2000, as amended on August 25, 2000 and December 6, 2000 (collectively the "Schedule 13D"). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in
Schedule 13D. The purpose of this amendment is to reflect (i) a change in the composition of the Group, (ii) a modification of the purpose of the Group, and
(iii) the Group's formation of the committee named the "The Committee to Restore Shareholder Value." The beneficial ownership of the Group in this Schedule 13D is based upon 8,652,409 Common Shares being issued and outstanding on November 13, 2000 as reported in the Issuer's amended quarterly report filed on November 14, 2000 with the Securities and Exchange Commission on Form 10-Q for the quarter ended September 20, 2000. The principal executive offices of the Issuer are located at 5847 San Felipe, Suite 850, Houston, Texas 77057.

Item 2. Identity and Background.

      Item 2 is amended as follows:

      This Statement is being filed by Southwest Securities, Inc., a Delaware corporation ("Southwest"), Fiduciary Financial Services of the Southwest, Inc., a Texas corporation ("FFSS"), EQSF Advisers, Inc., a New York corporation ("EQSF Advisers"), M.J. Whitman Advisers, Inc., a New York corporation ("MJ Whitman"), and the Group (defined herein). The Group consists of Southwest, FFSS, EQSF Advisers and MJ Whitman. David Glatstein and the Jerome N. Glatstein Trust, who have sold all of their Common Shares, are no longer members of the Group.

Item 4. Purpose of Transaction.

      Item 4 is amended as follows:

      The Group was formed in order to consider pursuing various alternative courses of action with respect to the management and operations of the Issuer with a view toward increasing shareholder values. Consistent with the purpose underlying the Group's formation, the Group has decided to (i) propose at the Annual Meeting of Shareholders scheduled for May 30, 2001 (the "Annual Meeting"), an amendment of Section 3.2 of the By-Laws which would create one uniform standard for the election of all Trust Managers. Currently, the By-Laws sets forth a liberal standard for the re-election of Trust Managers and an onerous standard for the election of Trust Manager nominees who have never held office; (ii) propose one or more individuals as Trust Manager nominees for election at the Annual Meeting; (iii) communicate with other shareholders as to the Group's and CRSV's (defined below) concern regarding the management and direction of the Issuer; and (iv) form a committee named "The Committee to Restore Shareholder Value" ("CRSV"), in part, to implement the activity described above. In addition, Southwest has commenced an action in Texas against the Issuer.

Item 5. Interest in Securities of the Issuer.

      Item 5 is amended in its entirety as follows:

      (a) The Group. The Group is the beneficial owner of 722,229 Common Shares which constitutes approximately 8.3% of the number of issued and outstanding Common Shares.

      (b) Southwest. Southwest is the beneficial owner of 477,175 Common Shares, which constitutes approximately 5.5% of the number of issued and outstanding Common Shares. Southwest has the sole power to vote and sole power to dispose of these Common Shares. By virtue of Southwest's membership in the Group, Southwest may be deemed to be the beneficial owner of an additional 245,054 Common Shares. Southwest disclaims beneficial ownership of these additional Common Shares.

      (c) FFSS. FFSS is a registered investment adviser with full written discretionary power to buy or sell any Common Shares owned by its clients without their approval or subsequent ratification, and as such qualifies as the beneficial owner of 119,454 Common Shares, which is approximately 1.4% of the number

CUSIP NO. 91741107                   13D                       Page 7 of 9 Pages


of issued and outstanding Common Shares. FFSS has the sole power to vote and sole power to dispose of such Common Shares. By virtue of FFSS's membership in the Group, FFSS may be deemed to be the beneficial owner of an additional 602,775 Common Shares. FFSS disclaims beneficial ownership of these additional Common Shares.

      (d) EQSF Advisers. EQSF Advisers is the beneficial owner of 107,700 Common Shares, which constitutes approximately 1.2% of the number of issued and outstanding Common Shares. EQSF Advisers has the sole power to vote and sole power to dispose of these Common Shares. By virtue of EQSF Advisers' membership in the Group, EQSF Advisers may be deemed to be the beneficial owner of an additional 614,529 Common Shares. EQSF Advisers disclaims beneficial ownership of these additional Common Shares.

      (e) MJ Whitman. MJ Whitman is the beneficial owner of 17,900 Common Shares, which constitutes less than 1% of the number of issued and outstanding Common Shares. MJ Whitman has the sole power to vote and sole power to dispose of these Common Shares. By virtue of MJ Whitman's membership in the Group, MJ Whitman may be deemed to be the beneficial owner of an additional 704,329 Common Shares. MJ Whitman disclaims beneficial ownership of these additional Common Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      Item 6 is amended in its entirety as follows:

      All members of the Group are members of CRSV.

Item 7. Material to be filed as Exhibits.

      Item 7 is amended in its entirety as follows:

      Exhibit 1:        Amended Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2001

                                     Southwest Securities, Inc.

                                     By:  /s/ David Glatstein
                                          -----------------------------------
                                          David Glatstein, President and CEO


                                     Fiduciary Financial Services
                                          of the Southwest, Inc.

                                     By:  /s/ Paul H. Welch
                                          -----------------------------------
                                          Paul H. Welch, President

                                     EQSF Advisers, Inc.

CUSIP NO. 91741107                   13D                       Page 8 of 9 Pages


                                     By:  /s/ David M. Barse
                                          -----------------------------------
                                          David M. Barse, President


                                     M.J. Whitman Advisers, Inc.

                                     By:  /s/ David M. Barse
                                          -----------------------------------
                                          David M. Barse, President

CUSIP NO. 91741107                   13D                       Page 9 of 9 Pages


                                    Exhibit 1

                         Amended Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the Common Shares.

                                         Southwest Securities, Inc.

                                         By: /s/ David Glatstein
                                             -----------------------------------
                                             David Glatstein, President and CEO


                                         Fiduciary Financial Services
                                             of the Southwest, Inc.

                                         By: /s/ Paul H. Welch
                                             -----------------------------------
                                             Paul H. Welch, President


                                         EQSF Advisers, Inc.

                                         By: /s/ David M. Barse
                                             -----------------------------------
                                             David M. Barse, President


                                         M.J. Whitman Advisers, Inc.

                                         By: /s/ David M. Barse
                                             -----------------------------------
                                             David M. Barse, President

Dated: March 7, 2001